Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

Annual General Meeting of Shareholders of
Caledonia Mining Corporation Plc (the “Corporation”)

June 19, 2017

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote
1. The election of the following persons as directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:	Carried (on a show of hands)
Leigh Wilson	For: 13,931,890 (65.82%)
Against: 7,235,425 (34.18%)
Abstained: 44,764

Steve Curtis	For: 13,305,391 (62.84%)
Against: 7,867,424 (37.16%)
Abstained: 39,264

Mark Learmonth	For: 13,940,874 (65.84%)
Against: 7,232,641 (34.16%)
Abstained: 38,564

James Johnstone	For: 18,746,655 (88.64%)
Against: 2,402,860 (11.36%)
Abstained: 62,564

John Kelly	For: 13,879,448 (65.63%)
Against: 7,270,067 (34.37%)
Abstained: 62,564

Johan Holtzhausen	For: 18,746,057 (88.64%)
Against: 2,403,458 (11.36%)
Abstained: 62,564

John McGloin	For: 13,900,938 (65.73%)
Against: 7,247,077 (34.27%)
Abstained: 64,064

2.
The appointment of KPMG Inc., as auditors of the Corporation until the Corporation’s next annual meeting of shareholders and authorizing the directors to set the auditor’s remuneration were approved unanimously by way of a show of hands

3.	The appointment of Johan Holtzhausen, John Kelly, and John McGloin as member of the Audit Committee was approved unanimously by way of a show of hands.
4.
The Company was authorised to send or supply all types of notices, documents or other information to members by means of electronic communication including, without limitation, by making them available on a website unanimously by way of a show of hands.

5.	The Share Consolidation and Division outlined in the Information Circular was approved unanimously by way of a show of hands.
6.	A general mandate for on market buybacks of securities of up to 10% of the outstanding securities of the Company was approved unanimously by way of a show of hands.
7.	The Company was authorised to hold bought back shares in treasury unanimously by way of a show of hands.